Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Goldcorp Inc.

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Goldcorp Inc. Restricted Share Plan of (i) our report dated February 7, 2005 except as to Note 15 which is as of February 14, 2005, with respect to the consolidated balance sheets of Goldcorp Inc. as at December 31, 2004 and 2003, and the related consolidated statements of earnings, retained earnings (deficit) and cash flows for each of the years in the three year period ended December 31, 2004, and (ii) our Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences, also dated February 7, 2005 except as to Note 15 which is as of February 14, 2005 which reports appear in the December 31, 2004 annual report on Form 40-F of Goldcorp Inc.

/s/ KPMG LLP

KPMG LLP

Toronto, Canada

June 20, 2005